Contact

www.linkedin.com/in/chris-
benedict-46aa3031 (LinkedIn)

Top Skills

Management

Portfolio Management

Financial Modeling

Chris Benedict

Co-Founder @ Felix Gray
New York

Experience

Project F Group, Inc
CEO
April 2021 - Present (1 year 4 months)
New York, New York, United States

Project F Group is the owner/operator of finance media brand Hard Money

Project M Group LLC
OP Strategic Partnerships
April 2021 - Present (1 year 4 months)
New York, New York, United States

Project M Group is owner/operator of media brands Inked, Revolver, The Hard
Times, Brooklyn Vegan, Metal Edge, and Goldmine

Investor
Angel
July 2018 - Present (4 years 1 month)
New York, New York, United States

Trying to be helpful at Kairos 50 Scout Fund 1 (LP), EcoCart Sciences (Seed),
Sacra (Seed), Farmstead (Series B), Mad Rabbit Tattoo (Seed), Air Inc (Series
A)

Felix Gray
Co-Founder
2015 - Present (7 years)
New York, New York

UBS
Quantitative Data
2013 - 2015 (2 years)
Chicago, Illinois

Mizuho
Analyst
July 2011 - November 2011 (5 months)
New York, New York, United States

Education

Ohio University
Masters

Ohio University
Bachelors